EXHIBIT 99.1

NeuroBioPharm Receives Final Court Approval and Completes Arrangement With Neptune

LAVAL, Quebec, Feb. 20, 2015 (GLOBE NEWSWIRE) -- NeuroBioPharm Inc. ("NeuroBio"), a subsidiary of Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB), announces that it has completed the previously announced plan of arrangement (the "Arrangement") providing for, among other things, the indirect acquisition by Neptune of all of the issued and outstanding shares of NeuroBio and the issuance by Neptune of 116,714 class "A" shares to shareholders of NeuroBio. The Superior Court of Québec (Commercial Division) issued a final order on February 16, 2015, approving the Arrangement and all other conditions precedent for the completion of the Arrangement are satisfied.

NeuroBio will apply to Canadian securities regulators to cease to be a reporting issuer in each of the provinces and territories of Canada in which it is currently a reporting issuer.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About NeuroBioPharm Inc.

NeuroBio is an emerging biopharmaceutical company focused on the research, development and commercialization of new marine based omega‐3 phospholipid therapies for use in the human neurological field, including conditions, abnormalities and/or diseases related to cognitive functions such as attention, memory, concentration and learning and the management of neurological and neurodevelopmental disorders from prevention to treatment. NeuroBio is currently in the early stages of developing novel active pharmaceutical ingredients into commercial products for the medical food, the over‐the‐counter and the prescription drug markets. Particular focus is being given to attention-deficit hyperactivity disorder, cognitive functions, including memory and concentration, along with mood disorders, such as anxiety and depression.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the public securities filings of Neptune and NeuroBio with the Securities and Exchange Commission and the Canadian securities commissions, as applicable. Additional information about relevant assumptions and risks and uncertainties of Neptune is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com